UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number 000-52051

(Check One):  |_| Form 10-K     |_| Form 20-F    |_| Form 11-K     |X| Form 10-Q
              |_| Form 10-d     |_| Form N-SAR   |_| Form N-CSR

              For Period Ended: March 31, 2008

            |_| Transition Report on Form 10-K
            |_| Transition Report on Form 20-F
            |_| Transition Report on Form 11-K
            |_| Transition Report on Form 10-Q
            |_| Transition Report on Form N-SAR
             For the Transition Period Ended: ______________

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION


                        LEGACY COMMUNICATIONS CORPORATION
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Full name of registrant


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Former name if applicable


                               210 NORTH 1000 EAST
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Address of principal executive office (street and number)


                             ST. GEORGE, UTAH 84770
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City, state and zip code

                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b)   The subject annual report, semi-annual report, transition report on
 |X| Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         A transaction subsequent to the end of the fiscal quarter required that substantially all of the Registrant's operations be reflected as discontinued operations. The Company does not have sufficient personnel and resources to prepare and provide the independent accountants with a copy of the Company's financial statements within sufficient time to complete the filing on time.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

               E. Morgan Skinner, Jr.     (435)        628-1000
                       (Name)           (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  |X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        LEGACY COMMUNICATIONS CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 16, 2008                By:  /s/ E. Morgan Skinner, Jr.
      ------------                     -------------------------------
                                       Name:  E. Morgan Skinner, Jr.
                                       Title: Chief Executive Officer

     Substantially all of Registrant's operations will be reflected as discontinued operations in the Quarterly Report on Form 10-Q because the Registrant has entered into a letter of intent that provides, subject to certain conditions, for the transfer of substantially all of its assets and operations. In addition, the Registrant did not complete the sale of a radio station during the three months ended March 31, 2008. As a result, the Registrant will report only nominal revenues and a net loss from discontinued operations for the period ended March 31, 2008 compared to revenues of $1,886,934 and net income of $1,003,375 from discontinued operations for the period ended March 31, 2007.